UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

      September 14, 2006

Mr. Zhao Ming
Chief Executive Officer, President and Chairman of the Board
Puda Coal, Inc.
426 Xuefu Street
Taiyuan, Shanxi Province, China

      Re:	Puda Coal, Inc.
		Amendment No. 4 to Registration Statement on Form SB-2
      Filed July 10, 2006
		File No. 333-130380


Dear Mr. Ming:

      We have reviewed your response letter dated August 30, 2006, and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form SB-2/A-4 filed July 10, 2006

2. Summary of Significant Accounting Policies, page F-11

(a) Basis of Presentation and Consolidation

1. We have considered your responses to prior comment number one in our letter dated July 26, 2006 and have the following additional comments for you to address regarding our request for an analysis that supports your determination about whether or not Shanxi Coal, Jucai
Coal and Resources Group are variable interest entities (VIEs) as defined by FIN 46(R). Please address the following:
      Shanxi Coal

* Based on the information you have provided, it appears that Shanxi
Coal is a VIE and thus within the scope of FIN 46(R) as a result of the terms of the Restructuring Agreements, which you refer to in your note disclosure on page F-43, whereby the equity holders of Shanxi Coal granted Putai the exclusive right to manage its operations, exercise all voting rights and receive its operating cash flows. Refer to paragraphs 4(h)(1) and 5(b) of FIN 46(R).

* Please prepare and provide us with an analysis that determines the primary beneficiary of Shanxi Coal. We note that the Restructuring
Agreements indicate that Putai is entitled to the operating cash flows of Shanxi Coal. Please explain who is responsible for absorbing losses in the event that Shanxi Coal`s operations result in a net loss or negative operating cash flow.

Jucia Coal

* Please prepare and provide a detailed analysis that clearly demonstrates whether or not Jucai Coal is a VIE. We expect this analysis to address the extent to which the supply agreement with Shanxi Coal results in the activities of Jucai Coal being conducted on behalf of Shanxi Coal. Refer to paragraph 4(h) of FIN 46(R).

* Please prepare and provide us with an analysis that determines the
primary beneficiary of Jucia Coal.  Specifically address paragraph
17
of FIN 46(R) in your analysis.

Resources Group

* Please prepare and provide a detailed analysis that clearly demonstrates whether or not Resources Group is a VIE. Please provide a detailed description of the business purpose of Resources Group and what type of business Resources Group conducts with parties related to the Zhao family, including but not limited to Jucai Coal and Shanxi
Coal, and other operations unrelated to the Zhao family. Refer to paragraph 4(h) of FIN 46(R).

* Please prepare and provide us with an analysis that determines the primary beneficiary of Resources Group. Specifically address paragraph 17 of FIN 46(R) in your analysis.

Note that the primary beneficiary of a variable interest entity, as outlined by FIN 46(R), is "the party that absorbs a majority of the entity`s expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, which are the ownership, contractual, or other pecuniary interests in an entity that change with changes in the fair value of the entity`s net assets excluding variable interests." Additionally, FIN 46(R) states that
"An enterprise with a variable interest in a variable interest entity must consider variable interests of related parties and de facto agents as its own in determining whether it is the primary beneficiary of the entity."

Note 11. Convertible Notes and Related Warrants, page F-19

2. Please contact us at your convenience to discuss your response to
prior comment number two. In this regard, we note your indication that you are "currently reviewing the impact that the revisions
....
will have on each such period and whether amendments and restatements to the related Form 10-QSB and/or Form 10-KSB will be required."

3. We note from your response to prior comment number four that you have changed your amortization methodology for the debt issue costs, discount on the conversion feature and warrants from the straight line method to the effective interest method. As a result of this change, please tell us how you have considered the reporting and disclosure guidance in SFAS 154.

4. In addition, please tell us how you have considered the reporting and disclosure guidance in SFAS 154 for the change in the terms used to populate your Black-Scholes model for purposes of determining the fair value of the conversion feature and warrants. In this regard, we note you "have changed the term to three years for the conversion features and five years for the warrants."

5. We note your request for our comments on the proposed amendments and to proposal number four in particular. Please tell us whether or not Xue Ning and Xue Yue are related to the Zhao family. With regard to your question on how to present the two additional shareholders of
Resources Group, please specifically identify each shareholder on the tables referenced and their percentage ownership.

* * * * *

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Jennifer Goeken at (202) 551-3721 or Jill
Davis,
Branch Chief at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned, at (202) 551-3740 with any other questions.

      					Sincerely,


      					Jill Davis
      Branch Chief


cc: 	J. Gabel (via facsimile)
      J. Davis
      J. Goeken
      C. Moncada-Terry


Mr. Zhao Ming
Puda Coal, Inc.
September 14, 2006
Page 5